Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

November 16, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                                         Ms. Allicia Lam

Re:                               Aeroflex Holding Corp.
Registration Statement on Form S-1
Filed April 6, 2010
File No. 333-165920 (the “Registration Statement”)

Dear Ms. Lam:

On behalf of Aeroflex Holding Corp. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 7 to the above referenced Registration Statement (“Amendment No. 7”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated November 16, 2010, concerning the Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 7.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

Capitalization, page 42

1.                                       Please tell us how you reconciled the $30.9 million you reduced stockholder’s equity by with the individual components you list.

The Registrant reduced stockholder’s equity by a net amount of $30.9 million, which consisted of (i) a $16.9 million reduction for the advisory agreement termination fee, (ii) a related reduction consisting of a write-off of $1.8 million of prepaid advisory fees for fiscal 2011, (iii) a $3.9 million reduction consisting of fees related to the amendment of its senior secured credit facility, and (iv) a $21.0 million reduction consisting of a loss on extinguishment of debt, including the write-off of deferred financing costs.  These reductions, which totaled $43.6 million, were offset by a tax benefit in the amount of $12.7 million.

Transactions with Goldman, Sachs & Co. and its Affiliates, page 127

2.                                       We see from Note 15 to your financial statements that in connection with an amendment to your senior secured credit facility you paid a $3.3 million fee to the lenders. Please tell us why you have not disclosed this transaction as a related party transaction.

The Registrant respectfully submits that the $3.3 million fee that was paid to the lenders in connection with the amendment of its senior secured credit facility is not required to be disclosed as a related party transaction because neither Goldman, Sachs & Co., nor any affiliate of Goldman, Sachs & Co., nor any affiliate of the Registrant, received any portion of the $3.3 million fee.

Exhibit 1.1

3.                                       Given your disclosure that you will be a “controlled company,” please tell us how you will be able to make the representation contained in Section 1(xxxvi) of the Underwriting Agreement.

The Registrant respectfully submits that it will be able to make the representation contained in Section 1(xxxvi) of the Underwriting Agreement because, at the time its stock is listed on the New York Stock Exchange (the “NYSE”), (i) it will be in compliance with the rules and regulations of the NYSE that are applicable to controlled companies with respect to the independence of its board of directors and (ii) it will be in compliance with the rules and regulations of the NYSE and the Securities and Exchange Commission (“Commission”) with respect to its audit committee.

Rule 303A.01 of the NYSE Corporate Governance Standards provides that listed companies must have a majority of independent directors.  Rule 303A.00 of the NYSE Corporate Governance Standards provides that controlled companies are exempt from the requirements of Rule 303A.01.  Accordingly, the Registrant will be able to make the representation contained in Section 1(xxxvi) of the Underwriting Agreement because other than as set forth in the paragraph below (i) there are no independence requirements that are currently applicable to its board of directors under the NYSE Corporate Governance Standards and (ii) there are no independence requirements that are applicable to the Registrant’s boards of directors under the Commission’s rules and regulations.

In addition, Rule 303A.06 and 303A.07 of the NYSE Corporate Governance Standards set forth certain requirements relating to the audit committees of listed companies.  Rule 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 of the Exchange Act.  Prior to the listing of the Registrant’s common stock on the NYSE, the Registrant will establish an audit committee.  Each member of the audit committee will meet the independence requirements set forth in Section 10A-3 of the Exchange Act (as required by Rule 303A.06) and Rule 303A.07.  The audit committee will also satisfy each of the other requirements set forth in Rule 10A-3.  Accordingly, the Registrant will be able to make the representation contained in Section1(xxxvi) as it relates to its audit committee.

Exhibit 5.1

4.                                       With reference to assumptions (a) through (f), inclusive, in the third paragraph of the opinion, it is inappropriate to shift the burden of these matters to investors if those matters could be readily ascertained through an officers’ certificate or otherwise. Please revise.

We have deleted assumptions (a) through (f), inclusive, in the third paragraph of the opinion.  The revised opinion has been filed as an exhibit to Amendment No. 7.

5.                                       We note the portion of the fourth paragraph which states that “when an issuance of Shares has been duly authorized by all necessary corporate action of the Company ....”  Please note that the opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) may not assume conclusions of law that are necessary for the ultimate legal opinion. Please file a revised opinion.

We have deleted the portion of the fourth paragraph of the opinion which states that “when an issuance of Shares has been duly authorized by all necessary corporate action of the Company,”.  The revised opinion has been filed as an exhibit to Amendment No. 7.

*****

Amendment No. 7 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter.  We respectfully request your prompt review of Amendment No. 7 to the Registration Statement in light of the Registrant’s desire to have the Registration Statement declared effective at 4:01 p.m., Eastern Standard time, on November 18, 2010. The Registrant notes that it is concurrently submitting an updated acceleration request to the Staff requesting that the Registrant Statement be declared effective at such time.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ James Nicoll

James Nicoll

CC:	John Adamovich, Jr., Aeroflex Holding Corp.
Michael R. Littenberg, Schulte Roth & Zabel LLP